UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                  For the month of December, 2002

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

       Spirent House, Crawley Business Quarter, Fleming Way, Crawley,
                          West Sussex RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________











London Stock Exchange

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



All relevant boxes should be completed in block capital letters

1    Name of company

     SPIRENT plc

2    Name of shareholder having a major interest


     FMR Corp (Fidelity Investment Limited)


3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     Company named in box 2 above and its direct and indirect subsidiaries, being non-beneficial holders

4 Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

     Chase Nominees Limited (FMRCO)          7,011,700
     State Street Nominees Limited (FMRCO)     679,900
     State Street Bank & Trust (FMTC)        2,184,900
     Chase Manhattan Bank London (FISL)     12,462,979
     HSBC (FPM)                                452,800
     Chase Nominees Limited (FPM)            4,032,796
     Northern Trust (FPM)                    1,459,100
     Chase Manhattan Bank London (FIL)       1,000,348
     Bank of New York Brussels (FIL)           582,900
     Northern Trust (FIL)                    2,057,500
     Chase Nominees Limited (FIL)            7,236,840
     Bank of New York London (FIL)           3,067,800
     Nortrust Nominees Limited (FIL)         2,259,800
     State Street Bank & Trust (FIL)           123,900


5    Number of shares  6 Percentage of   7  Number of shares   8  Percentage of
     / amount of         Issued             /amount of stock      Issued
     stock acquired      Class              disposed              Class


     10,662,047           1.13%              N/a                   N/a



9     Class of security                     10    Date of transaction

      ORDINARY SHARES OF 3 1/3p EACH              Not notified


11   Date company informed

     17 December 2002

12    Total holding following this notification

      45,613,263

13 Total percentage holding of issued class following this notification

      4.86%

14   Any additional information


15   Name of contact and telephone number for queries

     LUKE THOMAS - 01293 767658



16 Name and signature of authorised company official responsible for making this notification

     LUKE THOMAS, DEPUTY SECRETARY, SPIRENT PLC



     Date of notification                             17 December 2002

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP

Facsimile: 0207 588 6057, 0207 334 8964/8965/8966 (PLEASE DO NOT POST)

Enquries: Continuing Obligations: Telephone: 0207 797 3850/1639/1972/3150



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date  17 December 2002                      By   ____/s/ Luke Thomas____

                                                    (Signature)*